Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy declares dividend

All financial figures are in Canadian dollars.

Calgary, Alberta (February 21, 2024) – Suncor Energy’s (TSX: SU) (NYSE: SU) Board of Directors has approved a quarterly dividend of $0.545 per share on its common shares, payable March 25, 2024 to shareholders of record at the close of business on March 4, 2024.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com.

Media inquiries:

(833) 296-4570

media@suncor.com

Investor inquiries:

(800) 558-9071

invest@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com